Exhibit 99.1

58.com Reports Second Quarter 2019 Unaudited Financial Results

BEIJING, August 21, 2019 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place for classifieds, today reported its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•	Total revenues were RMB4,134.7 million (US$601.4 million1), a 20.5% increase from RMB3,430.5 million in the same quarter of 2018, exceeding the high end of the Company’s guidance of RMB4,100 million.

•	Total number of paying business users[2] was approximately 3.6 million in the second quarter of 2019, a 2.2% increase from the same quarter of 2018.

•	Gross margin was 89.5% compared with 90.0% in the same quarter of 2018.

•	Income from operations was RMB967.8 million (US$140.8 million), a 30.3% increase from RMB742.9 million in the same quarter of 2018.

•	Non-GAAP income from operations[3] was RMB1,145.6 million (US$166.6 million), a 28.9% increase from RMB888.7 million in the same quarter of 2018.

•	The Company sold a portion of its equity interest in Che Hao Duo group (“Che Hao Duo”, formerly known as Guazi) and recorded RMB642.2 million in realized gains and RMB3.4 billion in unrealized gains on the change in fair value of the remainder of its stake.

•	Net income attributable to 58.com Inc. ordinary shareholders was RMB4,178.7 million (US$607.8 million), a 509.7% increase from RMB685.3 million in the same quarter of 2018.

•	Non-GAAP net income attributable to 58.com Inc. ordinary shareholders[4] was RMB1,646.4 million (US$239.5 million), a 101.4% increase from RMB817.5 million in the same quarter of 2018.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB28.12 (US$4.09) and RMB27.77 (US$4.04), respectively, representing 504.7% and 507.5% increases from RMB4.65 and RMB4.57, respectively, in the same quarter of 2018. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders[5] were RMB11.08 (US$1.61) and RMB10.94 (US$1.59), respectively, representing 99.7% and 100.6% increases from RMB5.55 and RMB5.45, respectively, in the same quarter of 2018.

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the readers. Unless otherwise specified, all translations of Renminbi amounts into US$ amounts in this press release are made at RMB6.8747 to US$1.00, which was the U.S. dollars middle rate announced by the PRC State Administration of Foreign Exchange on June 28, 2019. The percentages stated in this press release are calculated based on the Renminbi amounts. On August 21, 2019, such exchange rate was RMB7.0433 to US$1.00.

2 Paying business users refer to users who are identified as business users with unique identity information such as business licenses or personal identification information and who used the Company’s subscription-based membership services or purchased at least one type of online marketing services in a given period. One paying business user can open up several paying user accounts on one or multiple online platforms. The number and the percentage calculation does not include paying business users on Ganji as the Company stopped selling stand-alone Ganji subscription-based membership services in 2018 or earlier in all of its content categories.

3 Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4 Non-GAAP net income attributable to 58.com Inc. ordinary shareholders is defined as net income attributable to 58.com Inc. ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, and income tax effects of GAAP to non-GAAP reconciling items. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

5 Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders is defined as non-GAAP net income attributable to 58.com Inc. ordinary shareholders divided by weighted average number of basic and diluted ADSs.

First Half 2019 Financial Highlights

•	Total revenues were RMB7,163.0 million (US$1,041.9 million), a 21.4% increase from RMB5,901.7 million in the same period of last year.

•	Gross margin was 89.8% in the first half of 2019 and 2018.

•	Income from operations was RMB1,249.1 million (US$181.7 million), a 23.7% increase from RMB1,009.7 million during the same period of last year.

•	Non-GAAP income from operations was RMB1,610.8 million (US$234.3 million), a 23.9% increase from RMB1,300.2 million during the same period of last year.

•	Net income attributable to 58.com Inc. ordinary shareholders was RMB4,876.9 million (US$709.4 million), a 467.1% increase from RMB859.9 million during the same period of last year.

•	Non-GAAP net income attributable to 58.com Inc. ordinary shareholders was RMB2,082.3 million (US$302.9 million), an 85.4% increase from RMB1,123.3 million during the same period of last year.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB32.84 (US$4.78) and RMB32.43 (US$4.72), respectively, representing 461.9% and 463.7% increases from RMB5.85 and RMB5.75, respectively, in the same period of 2018.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders were RMB14.02 (US$2.04) and RMB13.85 (US$2.01), respectively, representing 83.7% and 84.3% increases from RMB7.64 and RMB7.51, respectively, in the same period of 2018.

Management Comments

“I’m pleased to report a second quarter of solid financial and operational results for 2019, in which total revenues increased 20.5% year-over-year and exceeded the high-end of our guidance,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “On a non-GAAP basis, operating income and net income attributable to 58.com Inc. ordinary shareholders grew 28.9% and 101.4% year-over-year, respectively.”

Mr. Yao continued, “While a softening economy and uncertain macro-economic environment impacted some of our content categories such as jobs, we remain optimistic about the enormous market opportunity and the future growth potential for our platform. The rapid growth of traffic and revenues from lower-tier cities and towns speaks to the size of the market, and the improvement in user engagement across all content categories reflects the strength of our technology and ability to innovate. Our online platforms for housing and jobs continue to lead the market as we invest further in areas that will strengthen our leadership position and generate long-term value for our shareholders.”

Second Quarter 2019 Financial Results

Revenues

Total revenues were RMB4,134.7 million (US$601.4 million), representing an increase of 20.5% from RMB3,430.5 million in the same quarter of 2018.

Membership revenues were RMB1,183.8 million (US$172.2 million), an increase of 1.5% from RMB1,166.9 million in the same quarter of 2018.

Online marketing services revenues were RMB2,706.3 million (US$393.7 million), an increase of 23.8% from RMB2,186.7 million in the same quarter of 2018.

The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real-time bidding, priority listings and various other online marketing services.

Cost of Revenues

Cost of revenues was RMB434.5 million (US$63.2 million), an increase of 27.2% from RMB341.5 million in the same quarter of 2018. The year-over-year increase was primarily driven by increases in the costs of goods sold on Zhuan Zhuan, services provided on other platforms, expenses associated with the operations of all the Company’s platforms, and salaries and benefits relating to web operation and information quality control teams.

Gross Profit and Gross Margin

Gross profit was RMB3,700.3 million (US$538.2 million), an increase of 19.8% from RMB3,089.0 million during the same quarter of 2018.

Gross margin was 89.5%, compared with 90.0% during the same quarter of 2018.

Operating Expenses

Operating expenses were RMB2,732.5 million (US$397.5 million), an increase of 16.5% from RMB2,346.1 million in the same quarter of 2018.

Sales and marketing expenses in the second quarter of 2019 were RMB2,056.1 million (US$299.1 million), an increase of 15.3% from RMB1,782.6 million in the same quarter in 2018.

Within sales and marketing expenses, advertising expenses in the second quarter of 2019 were RMB979.0 million (US$142.4 million), an increase of 14.8% from RMB852.8 million in the same quarter of 2018.

The increase was primarily due to an increase in mobile traffic acquisition expenses, particularly for mobile applications such as 58.com and Anjuke, which are part of the Company’s core business.

Non-advertising sales and marketing expenses in the second quarter of 2019 were RMB1,077.1 million (US$156.7 million), an increase of 15.8% from RMB929.8 million in the same quarter in 2018.

Non-advertising sales and marketing expenses include salaries and benefits, commissions and share-based compensation expenses for the Company’s sales, sales support, customer service, marketing dealer management personnel, online and offline promotional expenses, and other operating expenses that are associated with sales and marketing activities.

The increase in non-advertising sales and marketing expenses was mainly related to an increase in commissions and salaries of field sales teams and customer service personnel and marketing and promotional expenses for 58.com and newer platforms such as 58 Town and Zhuan Zhuan.

Research and development expenses in the second quarter of 2019 were RMB482.0 million (US$70.1 million), an increase of 22.3% from RMB394.0 million in the same quarter of 2018. The increase was primarily due to increases in salaries and benefits and share-based compensation expenses for the Company’s research and development personnel for the development of new features and services.

General and administrative expenses in the second quarter of 2019 were RMB194.4 million (US$28.3 million), an increase of 14.7% from RMB169.4 million in the same quarter of 2018. The increase was primarily driven by increases in salaries and benefits and share-based compensation expenses for administrative personnel.

Income from Operations

Income from operations was RMB967.8 million (US$140.8 million) in the second quarter of 2019, an increase of 30.3% from RMB742.9 million in the same quarter of 2018.

Operating margin, defined as income from operations divided by total revenues, was 23.4% in the second quarter of 2019, compared with 21.7% in the same quarter of 2018.

Non-GAAP income from operations was RMB1,145.6 million (US$166.6 million) in the second quarter of 2019, an increase of 28.9% from RMB888.7 million in the same quarter of 2018.

Non-GAAP operating margin, defined as non-GAAP income from operations divided by total revenues, was 27.7% in the second quarter of 2019, compared with 26.0% in the same quarter of 2018.

Other Income/(Expenses)

Net other income in the second quarter of 2019 was RMB3.7 billion (US$538.9 million), compared with net other income of RMB94.1 million in the same quarter of 2018.

Net other income in the second quarter of 2019 mainly consisted of RMB3.7 billion in net investment income. Within net investment income was RMB3.4 billion in unrealized gains on the change in fair value of long-term investments in Che Hao Duo, which is accounted for using measurement alternative method, as a result of the occurrence of an observable price change event related to the Company’s sale of a certain equity stake in Che Hao Duo, RMB642.2 million in realized gains generated from the sale of a certain equity stake in Che Hao Duo, RMB56.5 million in income from short-term commercial bank investment products the Company purchased with its surplus cash, and a fair value gain of RMB41.3 million due to the revaluation of certain convertible notes the Company invested in the second quarter of 2019, which were partially offset by a fair value loss of RMB492.9 million primarily as a result of a decline in the share price of 5I5J Holding Group Co., Ltd., a publicly traded company in which the Company invested in the third quarter of 2018 and holds a minority stake.

Net Income Attributable to 58.com Inc. Ordinary Shareholders

Net income attributable to 58.com Inc. ordinary shareholders was RMB4,178.7 million (US$607.8 million) in the second quarter of 2019, an increase of 509.7% from RMB685.3 million in the same quarter of 2018.

Net margin, defined as net income attributable to 58.com Inc. ordinary shareholders divided by total revenues, was 101.1% in the second quarter of 2019, compared with 20.0% in the same quarter of 2018.

Non-GAAP net income attributable to 58.com Inc. ordinary shareholders was RMB1,646.4 million (US$239.5 million) in the second quarter of 2019, an increase of 101.4% from RMB817.5 million in the same quarter of 2018.

Non-GAAP net margin, defined as non-GAAP net income attributable to 58.com Inc. ordinary shareholders divided by total revenues, was 39.8% in the second quarter of 2019, compared with 23.9% in the same quarter of 2018.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the second quarter of 2019 were RMB28.12 (US$4.09) and RMB27.77 (US$4.04), respectively, representing 504.7% and 507.5% increases from RMB4.65 and RMB4.57, respectively, in the same quarter of 2018.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the second quarter of 2019 were RMB11.08 (US$1.61) and RMB10.94 (US$1.59), respectively, representing 99.7% and 100.6% increases from RMB5.55 and RMB5.45, respectively, in the same quarter of 2018.

Cash Flow

Net cash provided by operating activities was RMB1,549.9 million (US$225.4 million) in the second quarter of 2019, an increase of 23.0% from RMB1,260.0 million in the same quarter of 2018.

First Half 2019 Financial Results

Revenues

Total revenues were RMB7,163.0 million (US$1,041.9 million) in the first half of 2019, representing an increase of 21.4% from RMB5,901.7 million during the same period of 2018.

Membership revenues were RMB2,165.9 million (US$315.0 million) in the first half of 2019, an increase of 3.3% from RMB2,095.7 million during the same period of 2018.

Online marketing services revenues were RMB4,647.2 million (US$676.0 million) in the first half of 2019, an increase of 26.3% from RMB3,678.6 million during the same period of 2018.

The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real-time bidding, priority listings and various other online marketing services.

Cost of Revenues

Cost of revenues was RMB731.3 million (US$106.4 million) in the first half of 2019, an increase of 22.0% from RMB599.5 million during the same period of 2018. The year-over-year increase was primarily driven by increases in the costs of goods sold on Zhuan Zhuan, services provided on other platforms, expenses associated with the operations of all the Company’s platforms, and salaries and benefits relating to web operation and information quality control teams.

Gross Profit and Gross Margin

Gross profit was RMB6,431.7 million (US$935.6 million) in the first half of 2019, an increase of 21.3% from RMB5,302.2 million during the same period of 2018.

Gross margin was 89.8% in the first half of 2019 and 2018.

Operating Expenses

Operating expenses were RMB5,182.6 million (US$753.9 million), representing an increase of 20.7% from RMB4,292.5 million during the same period of 2018.

Sales and marketing expenses in the first half of 2019 were RMB3,849.0 million (US$559.9 million), an increase of 19.5% from RMB3,221.8 million during the same period in 2018.

Within sales and marketing expenses, advertising expenses in the first half of 2019 were RMB1,865.4 million (US$271.3 million), an increase of 21.5% from RMB1,534.8 million during the same period in 2018.

The increase was primarily due to an increase in mobile traffic acquisition expenses, particularly for mobile applications such as 58.com and Anjuke, which are part of the Company’s core business.

Non-advertising sales and marketing expenses in the first half of 2019 were RMB1,983.6 million (US$288.5 million), an increase of 17.6% from RMB1,687.0 million during the same period in 2018.

Non-advertising sales and marketing expenses include salaries and benefits, commissions and share-based compensation expenses for the Company’s sales, sales support, customer service, and marketing dealer management personnel, online and offline promotional expenses, and other operating expenses that are associated with sales and marketing activities.

The increase in non-advertising sales and marketing expenses was mainly related to an increase in commissions and salaries of field sales teams and customer service personnel and marketing and promotional expenses for 58.com and newer platforms such as 58 Town and Zhuan Zhuan.

Research and development expenses in the first half of 2019 were RMB977.0 million (US$142.1 million), an increase of 31.9% from RMB740.4 million during the same period of 2018. The increase was primarily due to increases in salaries and benefits and share-based compensation expenses for the Company’s research and development personnel for the development of new features and services.

General and administrative expenses in the first half of 2019 were RMB356.5 million (US$51.9 million), an increase of 8.0% from RMB330.2 million during the same period of 2018. The increase was primarily driven by increases in share-based compensation expenses and salaries and benefits of administrative personnel.

Income from Operations

Income from operations was RMB1,249.1 million (US$181.7 million) in the first half of 2019, an increase of 23.7% from RMB1,009.7 million during the same period of 2018.

Operating margin was 17.4% in the first half of 2019, compared with 17.1% during the same period of 2018.

Non-GAAP income from operations was RMB1,610.8 million (US$234.3 million) in the first half of 2019, an increase of 23.9% from RMB1,300.2 million during the same period of 2018.

Non-GAAP operating margin was 22.5% in the first half of 2019, compared with 22.0% during the same period of 2018.

Other Income/(Expenses)

Net other income in the first half of 2019 were RMB4.3 billion (US$619.5 million), compared with net other income of RMB102.9 million during the same period of 2018.

Net other income in the first half of 2019 mainly consisted of RMB4.2 billion in net investment income. Within net investment income was RMB3.4 billion in unrealized gains on the change in fair value of long-term investments in Che Hao Duo, which is accounted for using measurement alternative method, as a result of the occurrence of an observable price change event related to the Company’s sale of a certain equity stake in Che Hao Duo, RMB642.2 million in realized gains generated from the sale of a certain equity stake in Che Hao Duo, RMB92.1 million in income from short-term commercial bank investment products the Company purchased with its surplus cash, a fair value gain of RMB41.3 million due to the revaluation of certain convertible notes the Company invested in the second quarter of 2019, and a fair value gain of RMB21.5 million as a result of the increase in the share price of 5I5J Holding Group Co., Ltd., a publicly traded company in which the Company invested in the third quarter of 2018 and holds a minority stake.

Net Income Attributable to 58.com Inc. Ordinary Shareholders

Net income attributable to 58.com Inc. ordinary shareholders was RMB4,876.9 million (US$709.4 million) in the first half of 2019, an increase of 467.1% from RMB859.9 million in the same period of 2018. Net margin was 68.1% in the first half of 2019, compared with 14.6% during the same period of 2018.

Non-GAAP net income attributable to 58.com Inc. ordinary shareholders was RMB2,082.3 million (US$302.9 million) in the first half of 2019, an increase of 85.4% from RMB1,123.3 million during the same period of 2018. Non-GAAP net margin was 29.1% in the first half of 2019, compared with 19.0% during the same period of 2018.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the first half of 2019 were RMB32.84 (US$4.78) and RMB32.43 (US$4.72), representing increases of 461.9% and 463.7% from basic and diluted earnings per ADS attributable to ordinary shareholders of RMB5.85 and RMB5.75, respectively, during the same period of 2018.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the first half of 2019 were RMB14.02 (US$2.04) and RMB13.85 (US$2.01), respectively, representing increases of 83.7% and 84.3% from non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders of RMB7.64 and RMB7.51, respectively, during the same period of 2018.

Cash Flow

Net cash provided by operating activities was RMB2,114.8 million (US$307.6 million) in the first half of 2019, an increase of 7.3% from net cash provided by operating activities of RMB1,970.0 million during the same period of 2018.

Cash and Cash Equivalents, Term deposits, Restricted Cash and Short-term Investments

As of June 30, 2019, the Company had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB8,217.4 million (US$1,195.3 million).

Shares Outstanding

As of June 30, 2019, the Company had a total of 297,350,925 ordinary shares (including 252,118,805 Class A and 45,232,120 Class B ordinary shares) issued and outstanding.

Business Outlook

Based on the Company’s current operations, total revenues for the third quarter of 2019 are expected to be between RMB4.1 billion and RMB4.2 billion. This represents a year-over-year increase of 13% to 16% in Renminbi amounts. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to 58.com Inc. ordinary shareholders, non-GAAP net margin and non-GAAP basic and diluted earnings per share and per ADS attributable to ordinary shareholders by excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, non-cash gain or loss and income tax effects resulting from GAAP to non-GAAP reconciling items have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on August 22, 2019 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-6061

U.S. Toll Free:	+1-888-317-6003

Hong Kong Toll Free:	800-963976

Hong Kong	852-58081995

China Toll Free:	4001-206115

Passcode:	4637049

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, August 29, 2019. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10134419

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://ir.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online market place for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high-quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,387,478	1,659,434	241,383
Restricted cash-current	812,000	45,632	6,638
Term deposits	-	20,000	2,909
Short-term investments	4,587,610	6,492,331	944,380
Accounts receivable, net	917,443	1,099,248	159,898
Prepayments and other current assets	813,403	997,606	145,113
Total current assets	9,517,934	10,314,251	1,500,321
Non-current assets:
Property and equipment, net	1,329,752	1,297,396	188,721
Intangible assets, net	1,099,945	1,001,742	145,715
Right-of-use assets, net	-	258,474	37,598
Land use rights, net	3,610	3,571	519
Goodwill	15,874,220	15,897,711	2,312,495
Long-term investments	3,365,906	7,463,539	1,085,653
Investment in convertible note	-	728,718	106,000
Long-term prepayments and other non-current assets	639,478	557,030	81,026
Total non-current assets	22,312,911	27,208,181	3,957,727
Total assets	31,830,845	37,522,432	5,458,048
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	812,794	38,000	5,528
Accounts payable	887,558	1,076,499	156,589
Deferred revenues	2,348,333	2,420,520	352,091
Customer advances	1,465,169	1,805,532	262,634
Taxes payable	250,231	341,601	49,690
Salary and welfare payable	642,445	571,179	83,084
Operating lease liabilities, current	-	113,412	16,497
Accrued expenses and other current liabilities	878,368	930,818	135,398
Total current liabilities	7,284,898	7,297,561	1,061,511
Non-current liabilities:
Deferred tax liabilities	283,112	598,641	87,079
Operating lease liabilities, non-current	-	144,044	20,953
Other non-current liabilities	1,675	-	-
Total non-current liabilities	284,787	742,685	108,032
Total liabilities	7,569,685	8,040,246	1,169,543
Mezzanine equity:
Mezzanine classified noncontrolling interests	1,944,397	2,016,349	293,300
Total mezzanine equity	1,944,397	2,016,349	293,300
Shareholders’ equity:
58.com Inc. shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 250,858,415 Class A and 45,586,164 Class B shares issued and outstanding as of December 31, 2018 and 252,118,805 Class A and 45,232,120 Class B shares issued and outstanding as of June 30, 2019, respectively)	19	19	3
Additional paid-in capital	21,621,665	21,788,998	3,169,447
Retained earnings	439,514	5,384,138	783,182
Accumulated other comprehensive loss	(40,622)	(20,463)	(2,977)
Total 58.com Inc. shareholders’ equity	22,020,576	27,152,692	3,949,655
Noncontrolling interests	296,187	313,145	45,550
Total shareholders’ equity	22,316,763	27,465,837	3,995,205
Total liabilities, mezzanine equity and shareholders’ equity	31,830,845	37,522,432	5,458,048

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Membership	1,166,859	1,183,838	172,202	2,095,745	2,165,866	315,049
Online marketing services	2,186,660	2,706,282	393,658	3,678,638	4,647,182	675,983
E-commerce services	23,120	73,665	10,715	31,015	101,688	14,792
Other services	53,891	170,954	24,867	96,305	248,256	36,112
Total revenues	3,430,530	4,134,739	601,442	5,901,703	7,162,992	1,041,936
Cost of revenues(1)	(341,535)	(434,463)	(63,197)	(599,481)	(731,314)	(106,378)
Gross profit	3,088,995	3,700,276	538,245	5,302,222	6,431,678	935,558
Operating expenses(1):
Sales and marketing expenses(2)	(1,782,590)	(2,056,090)	(299,081)	(3,221,812)	(3,849,040)	(559,885)
Research and development expenses	(394,046)	(482,021)	(70,115)	(740,442)	(976,998)	(142,115)
General and administrative expenses	(169,430)	(194,354)	(28,271)	(330,234)	(356,522)	(51,860)
Total operating expenses	(2,346,066)	(2,732,465)	(397,467)	(4,292,488)	(5,182,560)	(753,860)
Income from operations	742,929	967,811	140,778	1,009,734	1,249,118	181,698
Other income/(expenses):
Interest income, net	2,070	8,411	1,223	3,244	16,873	2,454
Investment income, net	69,763	3,665,280	533,155	110,848	4,209,850	612,369
Share of results of equity investees	(16,251)	636	93	(53,586)	(9,935)	(1,445)
Foreign currency exchange loss, net	(1,796)	(20,967)	(3,050)	(894)	(18,018)	(2,621)
Others, net	40,291	51,084	7,431	43,288	60,012	8,729
Income before tax	837,006	4,672,255	679,630	1,112,634	5,507,900	801,184
Income tax expenses	(119,360)	(461,328)	(67,105)	(189,468)	(567,437)	(82,540)
Net income	717,646	4,210,927	612,525	923,166	4,940,463	718,644
Net loss/(income) attributable to noncontrolling interests	(400)	1,847	269	421	4,161	605
Net income attributable to 58.com Inc.	717,246	4,212,774	612,794	923,587	4,944,624	719,249
Deemed dividend to mezzanine classified noncontrolling interests	(31,926)	(34,056)	(4,954)	(63,692)	(67,756)	(9,856)
Net income attributable to 58.com Inc. ordinary shareholders	685,320	4,178,718	607,840	859,895	4,876,868	709,393
Net earnings per ordinary share attributable to ordinary shareholders - basic	2.32	14.06	2.04	2.92	16.42	2.39
Net earnings per ordinary share attributable to ordinary shareholders - diluted	2.29	13.88	2.02	2.88	16.21	2.36
Net earnings per ADS attributable to ordinary shareholders – basic (1 ADS represents 2 Class A ordinary shares)	4.65	28.12	4.09	5.85	32.84	4.78
Net earnings per ADS attributable to ordinary shareholders – diluted (1 ADS represents 2 Class A ordinary shares)	4.57	27.77	4.04	5.75	32.43	4.72
Weighted average number of ordinary shares used in computing basic earnings per share	294,800,587	297,245,471	297,245,471	294,222,506	296,969,544	296,969,544
Weighted average number of ordinary shares used in computing diluted earnings per share	299,860,203	300,988,565	300,988,565	298,962,360	300,768,910	300,768,910

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	1,012	1,146	167	2,115	2,979	433
Sales and marketing expenses	16,199	25,556	3,717	33,334	54,076	7,866
Research and development expenses	35,119	47,303	6,881	70,716	98,523	14,331
General and administrative expenses	42,539	52,129	7,583	83,288	103,861	15,108

Amortization of intangible assets resulting from business acquisitions were allocated in operating expenses as follows:

Sales and marketing expenses	43,637	43,487	6,326	87,286	86,441	12,574
Research and development expenses	11,677	12,021	1,748	23,354	24,018	3,493

(2)	Breakdown of sales and marketing expenses was as follows:

Advertising expenses	852,817	978,960	142,400	1,534,836	1,865,430	271,347
Non-advertising sales and marketing expenses	929,773	1,077,130	156,681	1,686,976	1,983,610	288,538

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
GAAP income from operations	742,929	967,811	140,778	1,009,734	1,249,118	181,698
Share-based compensation expenses[6]	90,454	122,315	17,792	179,875	251,190	36,538
Amortization of intangible assets resulting from business acquisitions	55,314	55,508	8,074	110,640	110,459	16,067
Non-GAAP income from operations	888,697	1,145,634	166,644	1,300,249	1,610,767	234,303

GAAP net income attributable to 58.com Inc. ordinary shareholders	685,320	4,178,718	607,840	859,895	4,876,868	709,393
Share-based compensation expenses	90,454	122,315	17,792	179,875	251,190	36,538
Amortization of intangible assets resulting from business acquisitions	55,314	55,508	8,074	110,640	110,459	16,067
Change in fair value of long-term investments	-	(2,965,114)	(431,308)	-	(3,474,064)	(505,340)
Share-based compensation expenses included in share of results of equity investees	8	-	-	(8)	9	1
Income tax effects of GAAP to non-GAAP reconciling items[7]	(13,556)	254,940	37,084	(27,112)	317,818	46,231
Non-GAAP net income attributable to 58.com Inc. ordinary shareholders	817,540	1,646,367	239,482	1,123,290	2,082,280	302,890

GAAP operating margin	21.7%	23.4%	23.4%	17.1%	17.4%	17.4%
Share-based compensation expenses	2.7%	3.0%	3.0%	3.0%	3.5%	3.5%
Amortization of intangible assets resulting from business acquisitions	1.6%	1.3%	1.3%	1.9%	1.6%	1.6%
Non-GAAP operating margin	26.0%	27.7%	27.7%	22.0%	22.5%	22.5%

GAAP net margin	20.0%	101.1%	101.1%	14.6%	68.1%	68.1%
Share-based compensation expenses	2.7%	3.0%	3.0%	3.0%	3.5%	3.5%
Amortization of intangible assets resulting from business acquisitions	1.6%	1.3%	1.3%	1.9%	1.6%	1.6%
Change in fair value of long-term investments	-	(71.7)%	(71.7)%	-	(48.5)%	(48.5)%
Share-based compensation expenses included in share of results of equity investees	0.0%	-	-	(0.0)%	0.0%	0.0%
Income tax effects of GAAP to non-GAAP reconciling items	(0.4)%	6.1%	6.1%	(0.5)%	4.4%	4.4%
Non-GAAP net margin	23.9%	39.8%	39.8%	19.0%	29.1%	29.1%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	294,800,587	297,245,471	297,245,471	294,222,506	296,969,544	296,969,544
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	299,860,203	300,988,565	300,988,565	298,962,360	300,768,910	300,768,910
Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	147,400,293	148,622,736	148,622,736	147,111,253	148,484,772	148,484,772
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	149,930,101	150,494,283	150,494,283	149,481,180	150,384,455	150,384,455

Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - basic	2.77	5.54	0.81	3.82	7.01	1.02
Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - diluted	2.73	5.47	0.80	3.76	6.92	1.01
Non-GAAP net earnings per ADS attributable to ordinary shareholders - basic	5.55	11.08	1.61	7.64	14.02	2.04
Non-GAAP net earnings per ADS attributable to ordinary shareholders - diluted	5.45	10.94	1.59	7.51	13.85	2.01

6 Since the third quarter of 2017, certain share-based awards with redemption features granted to the Company’s employees were expected to be settled in cash and were classified as liabilities. The share-based compensation expenses recognized for this type of awards amounted to RMB4.4 million and RMB9.6 million for the three months and six months ended June 30, 2018 , respectively, and RMB3.8 million and RMB8.2 million for the three months and six months ended June 30, 2019 , respectively, which were excluded from the GAAP to non-GAAP reconciliation accordingly.

7 This is to exclude the income tax benefits related to amortization of intangible assets resulting from business acquisitions calculated at PRC statutory income tax rate of 25% and income tax expense related to change in fair value of long-term investments. Other GAAP to non-GAAP reconciling items have no income tax effect.